February 28, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu, Esq.

Re:	GMF Leasing LLC

ACAR Leasing Ltd.

Filed December 21, 2021

File No. 333-261801 and 333-261801-01 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of GMF Leasing LLC and ACAR Leasing Ltd. (together, the “Registrants”) and in response to the letter (the “Comment Letter”), dated January 13, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission to Sheli Fitzgerald, we submit the following reply. The numbered paragraph below sets forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrants’ response, which corresponds to the heading and numbered paragraph in the Comment Letter.

Form of Prospectus

Risk Factors, page 28

1.

To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

We have revised the Risk Factors beginning on page 47 to include a risk factor entitled “Climate related events and climate change risks may cause losses on your notes”.

Description of the Notes

Determination of SOFR, page 108

2.

Your bracketed disclosure describing the determination of SOFR indicates that the benchmark rate for the floating rate notes will be either “30-day average SOFR” or “SOFR in arrears.” However, references to SOFR elsewhere in your form of prospectus and in your exhibits refer only to “30-day average SOFR.” Please revise your form of prospectus as appropriate to resolve this discrepancy.

Katherine Hsu, Esq.

February 28, 2022

We have revised the SOFR-related disclosure in the prospectus as well as the SOFR-related provisions in Appendix 1 to the Exchange Note Supplement (filed as Exhibit 4.6) to include references to “30-day average SOFR,” “Term SOFR” and “SOFR in arrears” and included bracketed language to indicate that additional conforming changes to the prospectus and the transaction documents may be required if SOFR in arrears, Term SOFR or another SOFR-based benchmark is used as the applicable benchmark. We have added the bracketed language to alert investors that additional changes may be necessary to implement an alternate SOFR-based benchmark while also allowing for flexibility in the documents as the market continues to develop with the cessation of LIBOR.

Credit Risk Retention, page 163

3.

Your disclosure refers to the credit risk retention requirements in “Regulation RR of the Securities Act.” Please revise your disclosure here and elsewhere in your form of prospectus to reflect that Regulation RR was adopted pursuant to section 15G of the Exchange Act.

We have revised the form of prospectus to reflect that Regulation RR was adopted pursuant to section 15G of the Exchange Act.

4.	Please update the table of contents in your form of prospectus to include the “Credit Risk Retention” section of your form of prospectus.

We have updated the table of contents in the form of prospectus to include the “Credit Risk Retention” section.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Senior Vice President, Corporate Counsel and Secretary

cc:	Benjamin Meeks, Esq.

Arthur Sandel, Esq.

Sheli Fitzgerald

John P. Keiserman, Esq.

Jonathan D.S. Evans, Esq.

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